Annual Report

Cover Page

Name of issuer:

Muvr Technologies, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 1/30/2023

Physical address of issuer:

221 West 9th St
Ste 227
Wilmington DE 19801

Website of issuer:

https://muvr.io

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

20

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$7,087.00	$28,422.00
Cash & Cash Equivalents:	$7,087.00	$28,422.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$36,401.59	$27,674.00
Revenues/Sales:	$195,192.00	$1,444,273.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	$91,604.00	($200,251.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Muvr Technologies, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Rico Suarez	CEO	Muvr	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Rico Suarez	CEO	2023
Rico Suarez	President	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Rico Suarez	10000000.0 Common stock	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

> For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or

completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The success of Muvr is heavily reliant on the collective expertise and dedication of our team in achieving our objectives. While we strive to maintain a skilled workforce, all team members, including founder, gig workers and key employees, are employed on an at-will basis, and there can be no guarantee of their continued employment or the success of their contributions to the company. The departure of critical team members could adversely impact Muvr's operational efficiency, financial stability, and ability to execute our business strategies.

Muvr has a relatively short operating history and remains in the initial stages of operations and expansion. As a result, there is no assurance that we will successfully achieve our outlined objectives or generate consistent profitability. Our business is subject to various inherent risks, costs, complexities, and challenges typically associated with early-stage enterprises.

At Muvr, we acknowledge the potential risks associated with fraudulent activities, cybersecurity threats, and breaches of information security. Despite having robust compliance and onboarding teams dedicated to mitigating these risks, we remain vulnerable to various forms of fraudulent activities, including electronic fraud, phishing, and social engineering. While we've implemented systems and processes to detect and prevent security breaches and cyber-attacks, our evolving mobile and digital product offerings may heighten cybersecurity risks in the future.As we expand our internet-based applications, breaches of information security could occur through intentional or unintentional actions by individuals with access to our systems or sensitive client data, including employees and third-party contractors. Though we continuously invest in security measures, our risk mitigation strategies may not fully protect against all forms of fraud, security breaches, or cyber-attacks. Additionally, any insurance coverage we maintain may not adequately compensate for potential losses.The repercussions of failing to anticipate or effectively mitigate these risks could include financial losses, damage to our reputation, loss of business or clients, data exposure, additional expenses, business disruptions, or exposure to litigation. Despite our proactive approach, there remains a possibility of financial and reputational repercussions due to these threats.

At Muvr, our ambitious growth plans necessitate substantial scalability, which may strain our operations. Successfully managing this anticipated growth requires consistent enhancement of our platform, information technology infrastructure, financial systems, and controls. Additionally, it mandates the attraction, training, and retention of a large number of skilled professionals across various domains, including software development, engineering, management, sales, marketing, customer support, and professional services.Scaling our business might demand considerable capital investments and could potentially divert financial resources from other critical projects, such as the innovation and development of new products and services. The requirements to sustain and manage growth effectively could put pressure on our operational capacity and financial allocations, affecting our ability to execute new initiatives promptly.

At Muvr, our revenue is intricately tied to our business reputation and the positive endorsements from our valued customers. Retaining our existing customer base and attracting new clients hinges upon delivering consistently exceptional customer service and technical support. Our customers rely on our dedicated service support team to navigate our platform efficiently, explore new applications, enhance productivity and efficiency, swiftly resolve any issues, and provide ongoing assistance.Maintaining a high level of customer satisfaction is paramount to our success. It ensures not only the retention of our existing clientele but also acts as a catalyst in acquiring new customers who are impressed by our commitment to service excellence.

Operational Reliance on Technology: Muvr is highly dependent on its technology platform for coordinating moving services. Any unexpected system failures, cybersecurity threats, or technical glitches could disrupt operations and affect customer satisfaction.

Regulatory Challenges: The on-demand service industry, including moving and logistics, is subject to evolving regulations. Changes in local, state, or federal regulations may necessitate adjustments to Muvr's business model, potentially impacting costs and operational processes.

Dependence on Workforce Availability: Muvr relies on gig workers for its moving services. Any fluctuations in the availability of these gig workers, whether due to external economic factors, labor market shifts, or other reasons, could affect the company's ability to meet demand.

Customer Satisfaction and Reviews: The reputation of Muvr heavily relies on customer reviews and satisfaction. Negative reviews or service-related issues could impact brand perception and customer acquisition.

Economic Downturn: Economic downturns or recessions may influence consumer spending behavior, potentially affecting demand for moving services. Muvr needs to be agile in adapting to changing economic conditions.

Insurance and Liability Issues: As a moving service, there are inherent risks of property damage or accidents. Ensuring comprehensive insurance coverage and addressing liability concerns is crucial to mitigate potential financial and legal risks.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common stock	10000000	10000000	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

None

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
No exempt offerings.				

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Fueling the Future of AI-Powered Logistics

Milestones

Muvr Technologies, Inc. was incorporated in the State of Delaware in January 2023.

Since then, we have:

- $1.2M+ in Revenue (2024) – Strong traction in first full year, proving strong market demand.

- On Track for $15M+ in 2025 – Scaling rapidly with national expansion and key partnerships.

- 50,000+ Users & Thousands of Monthly Orders – Demand is skyrocketing.

- Nationwide Gig Workforce in All 50 States – Movers & drivers ready for expansion.

- Retail Partnerships with Major Brands – Collaborating with IKEA, Bob's Furniture, Ashley's, and more

- AI-Powered Logistics Platform – Optimizing pricing, routing, and job matching for maximum efficiency

- Experienced Founder & Industry Experts – Led by Rico Suarez, with a team of logistics and tech pros.

Historical Results of Operations

Our company was incorporated in January 2023 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2024, the Company had revenues of $195,192 compared to the year ended December 31, 2023, when the Company had revenues of $1,444,273. , and 100.0% in 2023.

- *Assets*. As of December 31, 2024, the Company had total assets of $7,087, including $7,087 in cash. As of December 31, 2023, the Company had $28,422 in total assets, including $28,422 in cash.

- *Net Income*. The Company has had net income of $91,604 and net losses of $200,251 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.

- *Liabilities*. The Company's liabilities totaled $36,401.59 for the fiscal year ended December 31, 2024 and $27,674 for the fiscal year ended December 31, 2023.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 24 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Muvr Technologies, Inc. cash in hand is $52,200, as of March 2024. Over the last three months, revenues have averaged $375,000/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $330,000/month, for an average net margin of $45,000 per month. Our intent is to be profitable in 0 months.

Since the close of our last reported financial period, Muvr has experienced several material updates:Revenue Growth:We generated $1.2M in revenue in 2024, our first full year in business, with services limited to Southern California only. We're now on pace to exceed $15M+ in revenue in 2025, supported by national expansion and increased order volume.Expansion Plans Initiated:We've begun executing on our nationwide rollout, with a goal to launch in 100+ metro areas by the end of 2025. Early-stage infrastructure, partnerships, and workforce expansion are in motion.Retail & Commercial Partnerships:Since the date of our financials, we've secured nationwide partnership agreements with major furniture and mattress retailers, including IKEA, Bob's Discount Furniture, Mattress Firm, and others, positioning us for high-volume, recurring order flow across the U.S.Wefunder Campaign Launch:We launched our Reg CF fundraising campaign on Wefunder to allow our community, customers, and early believers to invest and own a piece of the company as we scale.Driver Supply Nationwide:We now have registered movers and gig workers in every U.S. state, giving us the operational flexibility to enter new markets rapidly with limited lead time.Technology Enhancements:Continued investment in our AI-powered logistics engine, predictive pricing, real-time dispatching, and API integrations with retail partners have significantly improved operational efficiency and scalability.

We are currently revenue-generating and expect continued strong growth over the next 3–6 months. Based on current momentum, we project:Projected Revenue (Next 3–6 Months):$2.5M–$4.5M, driven by growth in core markets and the launch of new metro areas through retail partnerships.Projected Expenses (Next 3–6 Months):$1.8M–$3.5M, primarily allocated to customer acquisition, driver onboarding, operational expansion, and continued platform development.Gross Margin:Expected to remain around 50–60%, with improvements as we scale and optimize fulfillment efficiency.We expect revenues to outpace expenses by the end of this period due to scaling in high-demand regions and improved operational leverage.No additional capital is required to become revenue-generating—we've already proven product-market fit and are executing on expansion. However, additional capital raised through this Wefunder campaign will allow us to accelerate growth, enter more markets faster, and further increase revenue generation and profit margins.

increase revenue generation and profit margins.

We are not currently profitable. While Muvr is generating significant revenue, we are currently in growth mode, reinvesting heavily in technology, team expansion, and market development.Current Financial Snapshot:2024 Revenue: $1.244MGross Margin: ~50%Net Loss in 2024: Approximately $200K, primarily due to upfront investments in infrastructure and growth initiatives.Funding Needed to Reach Profitability:We estimate that $2.5M–$3M in additional capital is required to reach profitability. This capital will allow us to:Expand into key high-yield metro areasContinue scaling our driver network efficientlyFinalize core technology developments (AI dispatching, predictive pricing, backend automation)Optimize CAC and retention metrics across regionsExpected Profitability Timeline:We anticipate reaching profitability by Q1–Q2 of 2026, assuming we raise at least $3M through our current $5M round. This timeline is based on scaling to:100+ major U.S. citiesOver $50M in annualized revenueHigher-margin services like junk removal and enterprise partnerships coming onlineAdditional Context:We've already proven product-market fit with $1.244M in first-year revenue operating in just one region.Our CAC is decreasing as retail partnerships and API integrations deliver high-volume, low-cost customer acquisition.Profit margins are expected to improve rapidly as route density and algorithmic pricing increase efficiency.

In addition to the funds we are raising through Wefunder, Muvr has access to several other capital sources:1. Strategic Angel Investors & Direct CommitmentsWe've already secured commitments from angel investors outside of Wefunder.2. Founder-Financed OperationsOur founder has personally funded early-stage operations, including initial development, launch, and team expansion. This has kept overhead low and allowed the company to remain lean and efficient pre-raise.3. Revenue-Driven Cash FlowMuvr is already generating revenue from thousands of completed orders, with strong gross margins (~50%). This revenue is used to partially offset monthly operating expenses and reduce burn. While not yet profitable, this cash flow provides meaningful runway and flexibility.4. Short-Term Capital Coverage PlanTo cover any short-term burn during the Wefunder campaign:We will strategically draw from committed outside capital as needed.We are maintaining a disciplined cost structure while selectively investing in growth areas with near-term ROI (e.g., high-conversion metro launches, retail onboarding).We also have a contingency bridge option through existing investor interest if needed to maintain cash continuity during the campaign window.SummaryMuvr is not reliant on Wefunder alone. The campaign is part of a broader capital strategy that includes:Committed angel fundsRevenue growthFounder supportStrategic fundraising flexibilityThis ensures we can cover short-term burn and continue executing while closing the round.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Rico Suarez, certify that:

(1) the financial statements of Muvr Technologies, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Muvr Technologies, Inc. included in this Form reflects accurately the information reported on the tax return for Muvr Technologies, Inc. filed for the most recently completed fiscal year.



Rico Suarez

~~CEO~~

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://muvr.io/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Rico Suarez

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird Wefunder Crowdfunding Revenue Share
- Wefunder Crowdfunding Revenue Share

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Rico Suarez

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Muvr Technologies, Inc.

By

Rico Suarez

Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Rico Suarez

Founder & CEO

3/27/2025

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.